Exhibit 8.1

List of Subsidiaries of DragonWave Inc.

Name	Jurisdiction	Direct/Indirect
DragonWave Corp.	Delaware	Direct
DragonWave Comercio de Equipamentos De Telecomunicacao Ltd	Brazil	Direct
DragonWave S.à.r.l	Luxembourg	Direct
DragonWave Mexico S.A. de C.V.	Mexico	Direct
DragonWave S.r.l.	Italy	Indirect
DragonWave Pte. Ltd.	Singapore	Indirect
DragonWave Telecommunication Technology (Shanghai) Co., Ltd	China	Indirect
DragonWave HFCL India Private Limited	India	Indirect